Exhibit 99.1

Date: April 21, 2017	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: Just Energy Group Inc.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 17, 2017
Record Date for Voting (if applicable) :	May 17, 2017
Beneficial Ownership Determination Date :	May 17, 2017
Meeting Date :	June 27, 2017
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	48213W101	CA48213W1014

Sincerely,

Computershare
 Agent for Just Energy Group Inc.